NIESAR & VESTAL LLP
ATTORNEYS AT LAW

90 NEW MONTGOMERY STREET  9TH FLOOR
SAN FRANCISCO, CALIFORNIA 94105
TELEPHONE (415) 882-5300
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www.nvlawllp.com

File No. 3668
December 16, 2009

H. Roger Schwall
Anne Nguyen Parker
Norman Gholson
Karl Hiller
Craig Arakawa
Ronald Winfrey
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

Re:	AsherXino Corporation
Form 10, Amendment No. 2 filed November 9, 2009
File No. 0-10965

Dear Ladies and Gentlemen:

On November 9, 2009 AsherXino Corporation (the “Company”) filed the second amendment to its Registration Statement on Form 10A (“Form 10A”).  By letter dated December 4, 2009, the Company received comments from the Staff of the Division of Corporation Finance of the Securities and Exchange Commission relating to the Form 10A.  Accordingly, on behalf of the Company, we are filing Amendment No. 3 to the Form 10 (the “Amendment”) concurrently with the filing of this letter.

The Company has made certain changes in the Amendment in response to the Staff’s comments, as discussed below.  For your convenience, we have reproduced below each of the comments contained in the Staff’s letter of December 4, 2009 in italicized text before each of our responses.  We will also provide you with three printed copies of the Amendment marked to show changes as soon as possible.

Form 10, Amendment No. 2 Filed November 9, 2009

Interim Financial Statements

Note 8 – Change of Control, page F-17

1.
We note your response to prior comment 1 and understand that the $53,750 you have attributed to your oil and gas assets includes both geological and geophysical costs associated with OPL 2012 as well as certain travel and courier expenses incurred by the former owners of the license.  Please address the following points:

•	Please identify your method of accounting for your oil and gas assets as either the successful efforts or full cost method.

Response:  The Company is using the full cost method of accounting.

•
For each of the costs you have listed in your response to prior comment 1, please tell us how you determined that capitalization would be consistent with the guidance in SFAS 19 or Rule 4-10(c) of Regulation S-X, as applicable.

•
Describe any revisions that you believe would be necessary to align your accounting with the appropriate authoritative literature.  You may contact us by telephone in advance of your reply if you require further clarification or guidance.

Response:  The purpose of the calculation was to determine an appropriate fair value of the asset that was purchased. Management first looked to the fair value of the shares issued in connection with the asset purchase to determine fair value of this transaction. However, due to the fact that the Company’s securities were de-registered and the stock was not trading, management could not reasonably determine the fair value of the Company’s common stock.  Management then considered the asset received in the exchange to derive a fair value for this transaction and determined that the most reliable measure of fair value would be the initial costs incurred by the seller. Although management recognizes that, in the normal course of business, some of these costs would not meet the qualifications for capitalization under accounting principles generally accepted in the United States, management believes it is appropriate to consider these costs in determining the fair value of the asset acquired.  It may be important to note that all of these costs are preacquisition costs incurred by the former owners of the asset and none of these costs were incurred by or paid by the Company in connection with acquiring the asset.  Therefore, these costs would not be expensed in the Company’s financial statements.  Furthermore, in the opinion of management, the amounts included in this calculation are not material individually or in the aggregate.  In conclusion, management does not believe a revision is necessary.

Engineering Comments

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 12

YEAR 1 (Project Phase 1) – Authorization For Expenditure (AFE), page 13

2.
We note your schedule here has no provision for review of your work program by the Department of Petroleum Resources and Nigerian National Petroleum Corporation.  Please amend your document to explain the timing for this item.

Response: We have amended the schedule on page 13 in response to your comment.

Description of OPL 2012, page 15

3.
You state “About 30% of OML 116’s original proven reserves of between 100 and 200 million barrels of oil as at 1988 extend into OPL 2012.”  Please submit to us technical information that justifies these proved reserve figures.  Explain how proved reserve figures with 100% variation can satisfy the requirement that proved reserves have reasonable certainty of economic recovery.  Address the reliability and usefulness of reserve estimates that are 20+ years old.  Alternatively, you may remove this statement.

Response: We have removed the statement on page 15 in response to your comment.

Please direct any comments or questions regarding the responses to the Staff’s comment letter dated December 4, 2009 or the Amendment to June Lin or the undersigned at (415) 882-5300, or by fax at (415) 882-5400.

Very truly yours,
/s/ Gerald V. Niesar
Gerald V. Niesar

cc:  Bayo Odunuga, Chief Executive Officer, AsherXino Corporation